[LOGO] US BANK(R)

INSTITUTIONAL FINANCIAL SERVICES                         CHRISTOPHER O. PETERSEN
U.S. Bank Place, MPFP 2016                               Corporate Counsel
601 Second Avenue South
Minneapolis, MN 55402
Phone: 612-973-0384
Fax: 612-973-0072
E-mail: christopher.petersen@usbank.com


April 30, 2001

Securities and Exchange Commission
Attn: Cindy Rose
450 5th Street N.W.                                     VIA EDGAR CORRESPONDENCE
Washington, D.C. 20549-0506                             ------------------------

         RE:      APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT
                  FIRST AMERICAN FUNDS, INC. (FILE NOS. 2-74747 AND 811-3313)

Dear Ms. Rose:

         This filing is intended to accomplish the withdrawal of Post-Effective Amendment No. 35 filed with the Securities and Exchange Commission under Rule 485(a) on April 11, 2001. Post-Effective Amendment No. 35 was filed under Rule 485(a) to amend the earlier filing of Post-Effective Amendment No. 34, filed under Rule 485(a) on March 15, 2001.

         Please contact me if you have any questions or require additional information.

Very truly yours,


/s/ Christopher O. Petersen


Christopher O. Petersen